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                             April 26, 2021

       Harry Steck
       Chief Executive Officer
       Traccom Inc.
       P.O. Box 8906
       4774 Park Granada, Suite 10
       Calabasas, CA 91372

                                                        Re: Traccom Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed April 7, 2021
                                                            File No. 024-11448

       Dear Mr. Steck:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Form 1-A as amended April 7, 2021

       Exhibit 11.1 Consent of Independent Accountant, page 37

   1. Please have your auditor revise the auditor's consent to address the expert language as described in paragraph
11 under Item 17 in Form 1-A.
 Harry Steck
FirstName   LastNameHarry Steck
Traccom Inc.
Comapany
April       NameTraccom Inc.
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
       You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Joe
McCann at (202) 551-6262 with any other questions



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Lahdan Rahmati